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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.        )*
                                          --------

                                   CULP INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   230215105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           FOUNTAINHEAD PARTNERS L.P.
                             2201 E LAMAR SUITE 260
                              ARLINGTON, TX 76006
                                  817-649-2100
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 6, 2005
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 230215105                   13D                      Page 2 of 6 Pages
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Fountainhead Partners LP
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    OO (Funds from Investment Advisory Clients).
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Texas
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    1,097,100
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    1,097,100
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,097,100
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     9.50%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 230215105                    13D                     Page 3 of 6 Pages

ITEM 1 SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $0.05 per share ("Common Stock"), of Culp Inc., a North Carolina corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 101
S. Main Street, High Point, NC 27261.

ITEM 2 IDENTITY AND BACKGROUND

        (a) The name of the person filing this Schedule 13D (the "Schedule") is Fountainhead Partners L.P (the "Investment Manager" or "Reporting Person").

         The Reporting Person serves as the investment manager of Durango Investments LP ("Durango"), a private investment fund which owns 668,400 shares of Common Stock, and Phoenix-Durango Investments LP ("Phoenix" and together with Durango, the "Funds"), a private investment fund which owns 428,700 shares of Common Stock.

         The Reporting Person, in its capacity as investment manager of the Funds, has sole power to vote and dispose of the shares of Common Stock owned by the Funds. The General Partner of the Reporting Person is Rand Financial Inc. ("Rand"), a company incorporated in Texas. The sole shareholder of Rand is Scott Rand. Mr. Rand is also a limited partner of the Reporting Person. As the sole shareholder of the General Partner of the Reporting Person, Mr. Rand may be deemed to control the Reporting Person.

         (b) The business address of the Reporting Person, Rand, the Funds and Mr. Rand, the sole shareholder of the General Partner of the Reporting Person, is 2201 E Lamar Suite 260, Arlington, TX 76006. Mr. Rand, a United States citizen and resident of Texas, is the Chief Investment Officer of the Reporting Person.

         (c) The Investment Manager is the investment manager of each Fund. The principal business of the Investment Manager is to advise clients as to investments in securities. The principal business of each Fund is to invest in securities.

         (d) During the past five years neither the Reporting Person, Rand, the Funds, nor Mr. Rand, to the best of the knowledge of the Reporting Person, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years neither the Reporting Person, Rand, the Funds nor Mr. Rand, to the best of the knowledge of the Reporting Person, have been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

         (f) The Investment Manager was organized under the laws of Texas, USA.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate purchase price of $6,800,000 in respect of the acquisition of shares of Common Stock on behalf of the Funds was paid using the investment capital of the Funds at the direction of the Reporting Person. The Reporting Person acquired such shares in open market transactions.

ITEM 4 PURPOSE OF TRANSACTION

CUSIP No. 230215105                    13D                     Page 4 of 6 Pages

         The Reporting Person has purchased the shares reported by it for investment for one or more accounts over which it has shared investment power, voting power, or both, with respect to such shares.

         The shares were acquired for, and are being held for, investment purposes. The Reporting Person intends continuously to review its investment in the Issuer and may in the future change its present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the shares or other equity securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Reporting Person may sell all or part of the shares held by it, or may purchase additional shares or other equity securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors and to the extent deemed advisable in light of the Reporting Person's general investment guidelines, or other factors, the Reporting Person may formulate other purposes, plans or proposals with respect to the Issuer, the shares or other equity securities of the Issuer, which may or may not include, without limitation, causing a merger or similar transaction between the Reporting Person or an affiliate of the Reporting Person and the Issuer, or seeking representation on the Issuer's Board of Directors.

        The foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will take any of the actions set forth above. Except as otherwise described in this Item 4, the Reporting Person currently has no plans or proposals which relate to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Person reserves the right to formulate such plans or proposals in the future.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) The Reporting Person may be deemed to be the beneficial owner of an aggregate of 1,097,100 shares of Common Stock, which represent 9.50%
of the Issuer's outstanding shares of Common Stock. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person may be deemed to beneficially own the Common Stock described above because the Reporting Person serves as the investment manager of Durango, a private investment fund which owns 668,400 shares of Common Stock, representing 5.79% of the Issuer's outstanding shares of Common Stock and Phoenix, a private investment fund which owns 428,700 shares of Common Stock, representing 3.71% of the Issuer's outstanding shares of Common Stock. As investment manager of the Funds, the Reporting Person has voting and investment control with respect to the shares of Common Stock held by the Funds. The percentage calculations provided in this
Item 5 are based on the number of shares the Issuer reported as outstanding on its Quarterly Report on Form 10-Q for the period ended July 31, 2005 as filed with the Commission on September 9, 2005. Other than as described in this Item 5, to the knowledge of the Reporting Person, no shares of Common Stock are beneficially owned by any of the persons named in Item 2.

CUSIP No. 230215105                    13D                     Page 5 of 6 Pages


         (c) Except as set forth below, there have been no transactions in the Common Stock by the Reporting Person or, to the knowledge of the Reporting Person, by any of the other persons named in Item 2 during the past sixty days.

         During the past sixty days, the Reporting Person effected the following purchases of shares of Common Stock in open market transactions:



        Date                Price                 Reporting Person
                                             Durango              Phoenix
--------------------- ------------------ ------------------- ------------------
       9/14/05               $4.63            29,000            15,500

       9/15/05               $4.57            18,850            22,350

       9/16/05               $4.61            16,500               0

       9/19/05               $4.56               275               0

       9/20/05               $4.61            20,130               0

       9/21/05               $4.57            56,870               0

       9/22/05               $4.57            49,700               0

       9/27/05               $4.51               275               225

       9/30/05               $4.61             1,000               600

       10/03/05              $4.61             3,200             1,400

       10/04/05              $4.58             5,700             2,400

       10/05/05              $4.52             9,400            11,300

       10/06/05              $4.52             7,500             7,500



         (d) - (e): Not applicable.

         ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The powers of disposition and voting, if any, of the Reporting Person are held pursuant to certain advisory agreements entered into by the Reporting Person.

CUSIP No. 230215105                    13D                     Page 6 of 6 Pages


         ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable.


                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      October 13, 2005
                                      --------------------
                                      Dated

                                      /S/ Scott Rand
                                      --------------------
                                      Signature

                                      Scott Rand
                                      --------------------
                                      Name/Title
                                      As authorized signatory for each of
                                      Fountainhead Partners L.P., Rand Financial
                                      Inc, Durango Investments L.P., and
                                      Phoenix-Durango Investments L.P.


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                                  END OF FILING